Exhibit 99.1

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	September 30,	December 31,
	2024	2023
		(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$9,948,100	$3,129,800
Stable coins	-	254,400
Digital assets	-	7,696,700
Loans receivable-a related party	610,000	-
Accounts receivable	426,400	-
Prepaid expenses and other assets	4,244,900	489,700
Current content assets, net	2,463,300	-
Total current assets	17,692,700	11,570,600

Non-current Assets:
Long-term investments	1,500,000	1,770,800
Goodwill	2,889,200	-
Content assets, net	359,300	-
Total non-current assets	4,748,500	1,770,800
Total assets	$22,441,200	$13,341,400

LIABILITIES AND SHAREOLDERS’ EQUITY
Current liabilities:
Accounts payable	$141,800	$-
Contract liabilities	1,761,400	-
Income taxes payable	2,300	1,100
Other current liabilities and accrued expenses	4,731,900	185,400
Subscription advanced from the stockholders	-	2,755,100
Total liabilities	6,637,400	2,941,600

Commitments and contingencies (Note 13)

Shareholders’ Equity:
Preferred stock, $0.001 par value, 10,000,000 and 2,000,000 shares authorized, no shares issued and outstanding as of September 30, 2024 and December 31, 2023	-	-
Class A Ordinary Shares, $0.001 par value, 100,000,000 and 40,000,000 shares authorized, 40,416,234 and 31,724,631 shares outstanding as of September 30, 2024 and December 31, 2023, respectively*	40,500	31,800
Class B Ordinary Shares, $0.001 par value, 10,000,000 and nil shares authorized, nil and nil shares outstanding as of September 30, 2024 and December 31, 2023, respectively*	-	-
Paid-in capital	40,260,600	27,822,200
Accumulated deficit	(24,497,300)	(17,454,200)
Total shareholders’ equity	15,803,800	10,399,800
Total liabilities and shareholders’ equity	$22,441,200	$13,341,400

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
		(revised)		(revised)
Revenues	$10,345,500	$-	$25,953,200	$-
Cost of revenues	(4,293,700)	-	(10,502,800)	-
Gross profit	6,051,800	-	15,450,400	-

Operating expenses:
Selling expenses	(6,437,900)	(4,600)	(18,501,000)	(25,700)
General and administrative expenses	(2,301,800)	(1,087,000)	(7,416,300)	(4,294,700)
Total operating expenses	(8,739,700)	(1,091,600)	(25,917,300)	(4,320,400)

Loss from operations	(2,687,900)	(1,091,600)	(10,466,900)	(4,320,400)

Other (expenses) income:
Changes in fair value of digital assets	-	(534,900)	2,238,700	(189,000)
Share of equity loss	-	(26,200)	-	(40,700)
Impairment of long-term investments	(546,000)	-	(770,800)	-
Interest income, net	84,800	-	58,200	-
Other (expenses) income, net	(5,600)	2,500	1,600	32,300
Total other (expenses) income, net	(466,800)	(558,600)	1,527,700	(197,400)

Loss from operations before income tax	(3,154,700)	(1,650,200)	(8,939,200)	(4,517,800)

Income tax (expenses) benefits	(400)	13,100	275,800	72,700
Net loss and comprehensive loss	(3,155,100)	(1,637,100)	(8,663,400)	(4,445,100)
Less: Net loss and comprehensive loss attributable to non-controlling interests	382,300	137,800	1,620,300	528,800
Net loss and comprehensive loss attributable to Mega Matrix Inc.’s stockholders	$(2,772,800)	$(1,499,300)	$(7,043,100)	$(3,916,300)
Loss per share:
Basic and Diluted	$(0.08)	$(0.05)	$(0.23)	$(0.14)

Weighted average shares used in loss per Class A Ordinary Share computations*:
Basic and Diluted	39,207,664	31,724,631	37,176,920	31,187,818

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

	Mega Matrix Inc. Shareholders’ Equity
	Class A Ordinary Share*					Non-
	Number of Stocks	Amount		Paid-in Capital	Accumulated Deficits	Controlling Interests	Total
Balance, December 31, 2022	26,484,055	$26,500		$21,372,100	$(13,420,400)	$(1,016,300)	$6,961,900
Cumulative-effect adjustment of opening balance due to adoption of fair value measurement of digital assets	-	-		-	30,600	-	30,600
Issuance of common stocks pursuant to private placement	5,079,999	5,100		6,533,900	-	-	6,539,000
Net loss (revised)	-	-		-	(1,089,500)	(147,400)	(1,236,900)
Balance, March 31, 2023	31,564,054	$31,600		$27,906,000	$(14,479,300)	$(1,163,700)	$12,294,600
Issuance of common stocks to a service provider	160,577	200		208,600	-	-	208,800
Capital injection from non-controlling shareholder	-	-		-	-	88,900	88,900
Net loss (revised)	-	-		-	(1,327,500)	(243,600)	(1,571,100)
Balance, June 30, 2023	31,724,631	$31,800		$28,114,600	$(15,806,800)	$(1,318,400)	$11,021,200
Withdrawal of capital by a non-controlling shareholder	-	-		-	-	(88,900)	(88,900)
Net loss (revised)	-	-		-	(1,499,300)	(137,800)	(1,637,100)
Balance, September 30, 2023	31,724,631	$31,800		$28,114,600	$(17,306,100)	$(1,545,100)	$9,592,200

Balance, December 31, 2023	31,724,631	$31,800		$27,822,200	$(17,454,200)	$-	$10,399,800
Issuance of common stocks to certain investors in a private placement	2,490,000	2,500		3,732,500	-	-	3,735,000
Issuance of common stocks to an underwriter	124,000	100		(100)	-	-	-
Issuance of common stocks to acquire a subsidiary	1,500,000	1,500		2,263,500	-	1,510,000	3,775,000
Share-based compensation to employees	102,000	100		361,000	-	-	361,100
Net loss	-	-		-	(866,800)	(1,068,900)	(1,935,700)
Balance, March 31, 2024	35,940,631	$36,000		$34,179,100	$(18,321,000)	$441,100	$16,335,200
Issuance of common stocks to certain investors in a private placement	1,681,817	1,700		3,698,300	-	-	3,700,000
Issuance of common stocks to an underwriter	84,091	100		(100)	-	-	-
Share-based compensation to employees	359,950	400		701,900	-	-	702,300
Share-based compensation to non-employees	57,077	-	**	120,000	-	-	120,000
Net loss	-	-		-	(3,403,500)	(169,100)	(3,572,600)
Balance, June 30, 2024	38,123,566	$38,200		$38,699,200	$(21,724,500)	$272,000	$17,284,900
Issuance of common stocks to certain investors in a private placement	681,818	700		1,499,300	-	-	1,500,000
Share-based compensation to employees	110,850	100		173,900	-	-	174,000
Issuance of common stocks to acquire noncontrolling interest of a subsidiary (Note 4)	1,500,000	1,500		(111,800)	-	110,300	-
Net loss	-	-		-	(2,772,800)	(382,300)	(3,155,100)
Balance, September 30, 2024	40,416,234	$40,500		$40,260,600	$(24,497,300)	$-	$15,803,800

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1).

**	The amount of Class A Ordinary Shares issued for share-based compensation to non-employees was below 100.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rounded to the Nearest Hundred US Dollar, unless otherwise stated)

	For the Nine Months Ended September 30,
	2024	2023

Net cash provided by (used in) operating activities	4,915,100	(1,965,200)

Investing activities:
Purchases of stable coins	(610,000)	(139,900)
Purchases of digital assets	-	(3,146,500)
Investment in equity investees	(500,000)	(1,350,000)
Loans made to a related party	(610,000)	-
Acquisition of cash of a subsidiary	118,300	-
Net cash used in investing activities	(1,601,700)	(4,636,400)

Financing activities:
Subscription fee from investors	3,504,900	-
Proceeds from issuance of common stocks pursuant to private placements	-	1,305,000
Capital injection from non-controlling shareholders	-	88,900
Capital withdrawal by a non-controlling shareholder	-	(88,900)
Net cash provided by financing activities	3,504,900	1,305,000
Net increase (decrease) in cash and cash equivalents	6,818,300	(5,296,600)
Cash and cash equivalents, beginning of period	3,129,800	7,263,600
Cash and cash equivalents, end of period	$9,948,100	$1,967,000

Supplemental cash flow information
Payment of interest expenses	$-	$-
Payment of income tax expenses	$1,600	$-
Refund of income tax expenses	$-	$1,067,600

Non-cash investing and financing activities
Collection of USDC from issuance of common stocks pursuant to private placements	$-	$50,000
Subscription fee from investors in the form of USDT	$2,675,000	$-
Investment in equity investees in USDC	-	300,000
Issuance of common stocks to settle advance from subscription fee from investors	$2,755,100	$6,539,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Reorganization and reclassification of Class A and Class B ordinary shares

On October 8, 2024, Mega Matrix Inc. (“MPU Cayman” or the “Company”), Mega Matrix Corp. (the “MPU DE”, formerly “AeroCentury Corp.” and “ACY”), a Delaware corporation, and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” The CUSIP/ISIN number relating to the Class A Shares of MPU Cayman is G6005C 108/ KYG6005C1087. Prior to the Redomicile Merger, shares of MPU DE’s common stock were registered pursuant to Section 12(b) of the Exchange Act, and listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding.

The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the unaudited condensed consolidated financial statements.

Setup of a new subsidiary

On September 24, 2024, the Company set up Bona Box FZ LLC, a wholly owned subsidiary in Abu Dhabi. Bona Box FZ LLC is aiming to produce short dramas to customers based in Arabian area.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company is engaged in operation of FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas through Yuder Pte. Ltd. and Bona Box FZ LLC, indirect and direct wholly owned subsidiaries of the Company, respectively.

The major subsidiaries of the Company as of September 30, 2024 are summarized as below:

	Later of date of
	incorporation or	Place of	% of	Principal
Name of Subsidiaries	Acquisition	Incorporation	Ownership	Activities
Major subsidiaries:
FunVerse Holding Limited	January 7, 2024	BVI	100%	Investment holding
Yuder Pte. Ltd.	January 7, 2024	Singapore	100%	Short drama streaming platform
Bona Box FZ LLC	September 24, 2024	Abu Dhabi	100%	Short drama streaming platform
Saving Digital Pte. Ltd.	August 31, 2022	Singapore	100%	Investment holding
Marsprotocol Technologies Pte. Ltd.	March 1, 2023	Singapore	100%	Investment holding

Acquisition of FunVerse Holding Limited (“FunVerse”) and its subsidiary

On January 7, 2024, the Company entered into and closed a definitive Share Exchange Agreement with FunVerse, a company incorporated under the laws of the British Virgin Islands and the sole parent company of Yuder Pte. Ltd. (“Yuder”), and the shareholders of FunVerse. Following the transaction, the Company owns sixty percent (60%) of equity interest of FunVerse. FunVerse, through Yuder, operates FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas that are also translated into different languages for the users that are spread across various parts of the world. In addition to creating original dramas, Yuder also acquires third party content copyrights which it then translates and distributes on its FlexTV platform.

On August 15, 2024, the Company closed its acquisition of 40% equity interest in FunVerse Holding Limited (“FunVerse”) and its wholly owned subsidiary, Yuder Pte. Ltd. (“Yuder”), at share consideration of 1,500,000 Class A Ordinary Shares of the Company. Upon the acquisition, the Company owned 100% equity interest in FunVerse and Yuder.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024 or for any other period. All intercompany balances and transactions have been eliminated on consolidation.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen test to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Changes in the ownership interest that do not result in a change in control of the subsidiary that is a business are accounted for as equity transactions (i.e., no gain or loss is recognized in earnings) and are accounted for in accordance with ASC 810-10-45-22 through ASC 810-10-45-24. The carrying amount of the noncontrolling interest will be adjusted to reflect the change in the noncontrolling interest’s ownership interest in the subsidiary. Any difference between the amount by which the noncontrolling interest is adjusted and the fair value of the consideration paid or received is recognized in equity/additional paid-in capital and attributed to the equity holders of the parent in accordance with ASC 810-10-45-23.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) to measure expected credit losses of accounts receivable.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of online advertising service fees from certain customers. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

As of September 30, 2024 the Company did not provide expected credit losses against accounts receivable.

Content assets, net

Content assets are classified as current content assets and non-current content assets, based on their estimated useful lives. Content assets are stated at cost less accumulated amortization and impairment if any. Content assets are amortized in a way which reflect the pattern in which the economic benefits of the content assets are expected to be consumed or otherwise used up. When assets are retired or disposed of, the costs and accumulated amortization are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Software	12 months
Produced contents	6 – 12 months
Copyrights	12 – 36 months

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Company assesses goodwill for impairment on annual basis as of December 31 or if indicators were noted for goodwill impairment. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Company will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

In January 2024, the Company recognized goodwill of $2,889,200 arising from business combination of FunVerse and its subsidiary (Note 4). As of September 30, 2024, no impairment was provided against the goodwill.

Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized.

For the three and nine months ended September 30, 2024, the Company provided impairment of $546,000 and $770,800 against investment in an equity investee (Note 7), respectively. For the three and nine months ended September 30, 2023, the Company did not provide impairment against long-lived assets.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Membership and top-up streaming services

The Company offers membership streaming services to subscribing members from various countries and the features of the plan, which primarily include access to exclusive and ad-free streaming of short dramas, and accelerated downloads and others. It’s optional for users to subscribe for weekly, monthly or annual membership on the short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks.

Full membership and top-up charges are prepaid before provision of membership and top-up streaming services. The collection of membership and top-up charges are initially recorded as “contract liabilities” on the unaudited condensed consolidated balance sheets and revenue is recognized ratably over the membership period and consumption of in-app coins as services are rendered.

Online advertising services

The Company sells advertising services by delivering brand advertising primarily to third-party advertising agencies. The Company provides advertisement placements on its short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The transaction prices are varied according to the scale of impressions and types of the advertisements in the contracts with customers. The contracts have one performance obligation. Revenues are recognized over time. The Company has a right to consideration from the customers in an amount that corresponds directly with the value the Company’s performance obligations completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognizes revenues from provision of online advertising services based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platform in the three months ended September 30, 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants license of its self-produced short-dramas to the platforms and allow them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting license to the customers, and will recognize the variable price once the fees are collected. For the three and nine months ended September 30, 2024, the Company generated revenues of $20,000 from its content licensing business.

Contract balances

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements.

As of September 30, 2024, the Company had contract liabilities of $1,761,400, which were expected to be recognized as revenues in the twelve months ending September 30, 2025.

Disaggregation of revenue

For the three and nine months ended September 30, 2024 and 2023, the Company disaggregate revenue into two revenue streams, consisting of membership and top-up streaming services and online advertising services, as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
		(revised)		(revised)
Membership and top-up streaming services	$9,294,400	$-	$23,614,200	$-
Online advertising services	1,031,100	-	2,319,000	-
Content licensing business	20,000	-	20,000	-
	$10,345,500	$-	$25,953,200	$-

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Cost of revenues

For the three months ended September 30, 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents, software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas. Cost of revenues are recorded in the unaudited condensed consolidated statements of operations and comprehensive loss as incurred.

Taxes

As part of the process of preparing the Company’s consolidated financial statements, management estimates income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the Company’s current tax exposure under the most recent tax laws and assessing both permanent and temporary differences resulting from differing treatment of items for tax and US GAAP purposes. The temporary differences result in deferred tax assets and liabilities, which are included in the balance sheet. In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carry back the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s three-year book cumulative loss through September 30, 2024, the financial forecast, the Company’s recent filing for protection under Chapter 11 of the bankruptcy code and the operation uncertainty of the Company’s new business. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

Reclassification

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period (Note 3). The reclassification has no impact on the total assets and total liabilities as of December 31, 2023 or on the statements of operations for the three and nine months ended September 30, 2023.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Going concern

For the three months ended September 30, 2024 and 2023, the Company reported net losses of approximately $3.2 million and $1.6 million, respectively. For the nine months ended September 30, 2024 and 2023, the Company reported net losses of approximately $8.7 million and $4.4 million, respectively. In addition, the Company had accumulated deficits of approximately $24.5 million and $17.5 million as of September 30, 2024 and December 31, 2023, respectively. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of September 30, 2024, the Company had working capital of approximately $11.1 million, among which the Company held cash of approximately $9.9 million.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Company assesses that the adoption of these ASUs will not have a material impact on the Company’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.   The Company assesses that the adoption of these ASUs will not have a material impact on the Company’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss or consolidated balance sheets.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

3. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has noted the following matters in relation to its unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 that had been filed on November 13, 2023. The matter related to the adoption of fair value to measure digital assets, reclassification digital assets and stable coins, and reclassification of other income.

a.	Adoption of fair value method to measure digital assets

The Company measures the fair value of digital assets on a daily basis, and refers to the daily closing prices published by Matrixport Cactus Custody as the fair value. As of January 1, 2023, the Company recorded a cumulative-effect adjustment of $30,600 to accumulated deficits. The adoption of fair value measure caused recognition of increase in fair value of digital assets of $559,000 as of September 30, 2023. The adoption of fair value measure caused a reversal of impairment of digital assets of $713,100, recognition of a decrease in fair value of digital assets of $189,000 and reversal of exchange gains of $4,300 for the nine months ended September 30, 2023.

b.	Reclassification of revenue and cost of revenues

The Company ceased solo-staking business in March 2024, and accordingly the Company reclassified revenues from solo-staking business to other income, net, and cost of revenues to general and administrative expenses. For comparison purpose, the Company reclassified revenues to other income, net, and reclassified cost of revenues to general and administrative expenses for the three and nine months ended September 30, 2023.

The following tables present the effects of revisions on the Company’s financial statements as of September 30, 2023, and for the nine months ended September 30, 2023:

	September 30, 2023
Consolidated balance sheet	As previously reported	Adjustments	As Revised
Digital assets	5,036,600	559,000	5,595,600
Total current assets	7,424,500	559,000	7,983,500
Total assets	9,033,800	559,000	9,592,800
Accumulated deficit	(17,865,100)	559,000	(17,306,100)
Total Mega Matrix Corp. Stockholders’ Equity	10,281,300	559,000	10,840,300
Total equity	8,736,200	559,000	9,295,200
Total liabilities and equity	9,033,800	559,000	9,592,800

	For the Three Months Ended September 30, 2023
Consolidated statements of operations	As previously reported	Adjustments	As Revised
Revenues	4,400	(4,400)	-
Cost of revenues	(19,000)	19,000	-
Gross loss	(14,600)	14,600	-
General and administrative expenses	(1,576,400)	489,400	(1,087,000)
Total operating expenses	(1,581,000)	489,400	(1,091,600)
Other expenses, net	(28,100)	4,400	(23,700)
Loss from operations before income tax expenses	(1,623,700)	(26,500)	(1,650,200)
Net loss	(1,610,600)	(26,500)	(1,637,100)

	For the Nine Months Ended September 30, 2023
Consolidated statements of operations	As previously reported	Adjustments	As Revised
Revenues	24,000	(24,000)	-
Cost of revenues	(263,900)	263,900	-
Gross loss	(239,900)	239,900	-
General and administrative expenses	(4,748,200)	453,500	(4,294,700)
Total operating expenses	(4,773,900)	453,500	(4,320,400)
Other expenses, net	(32,400)	(165,000)	(197,400)
Loss from operations before income tax expenses	(5,046,200)	528,400	(4,517,800)
Net loss	(4,973,500)	528,400	(4,445,100)

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

4. ACQUISITION OF FUNVERSE

On January 7, 2024, the Company acquired 60% of the equity interest of FunVerse at the cost of issuance of 1,500,000 ordinary shares. The fair value of the share consideration was $2,265,000 by reference to the closing price on January 7, 2024.

The Company has allocated the purchase price of FunVerse based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used cost approach to estimate the fair value of content assets which was primarily comprised software and copyrights. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and content assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of FunVerse based on a valuation performed by an independent valuation firm engaged by the Company.

January 7,
2024
ASSETS
Net tangible liabilities (1)	$(466,400)
Copyrights (2)	581,000
Software (2)	1,048,200
Goodwill	2,889,200
Deferred tax liabilities	(277,000)
Non-controlling interest	(1,510,000)
Total purchase consideration	$2,265,000

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible liabilities on January 7, 2024.

January 7,
2024
ASSETS
Cash and cash equivalents	$118,300
Accounts receivable	323,500
Prepayments	25,200
Prepaid expenses and other assets	359,400
Content assets	165,300
Total assets	$991,700
LIABILITIES
Accounts payable	$43,400
Contract liabilities	395,000
Other current liabilities and accrued expenses	1,019,700
Total liabilities	$1,458,100

Net tangible liabilities	$(466,400)

(2)	The copyrights and software are both applied to produce short dramas. The useful lives of these content assets ranged between 6 and 12 months.

On August 15, 2024, the Company closed its acquisition of 40% equity interest in FunVerse and Yuder, at share consideration of 1,500,000 Class A Ordinary Shares of the Company, at per share price of $1.51. Upon the acquisition, the Company owned 100% equity interest in FunVerse and Yuder. The acquisition of 40% equity interest in FunVerse does not result in a change in control of FunVerse and Yuder, which was accounted for as equity transactions. The difference between the carrying amount of the noncontrolling interest as of August 15, 2024 and the fair value of 1,500,000 share consideration was recognized in additional paid-in capital.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

5. STABLE COINS

Stable coins were comprised of the following:

	September 30,	December 31,
	2024	2023
USDC	$-	$254,400

As of September 30, 2024 and December 31, 2023, the Company held nil and 254,400 USDC, respectively. The fair value of USDC were kept at $1.00 because one USDC is pegged to one U.S. dollar.

The following table presents additional information about USDC for the nine months ended September 30, 2024 and 2023:

	For the Nine Months Ended September 30,
	2024	2023
Opening balance	$254,400	$2,972,000
Collection of USDC from subscription fee from investors	-	50,000
Collection of USDC from provision of staking technology tools	-	3,900
Purchases of USDC	610,000	-
Collection of USDC from exchange of ETH	2,391,700	-
Investment in an equity-method investee in USDC	-	(300,000)
Exchange of USDC into ETH and USDT	(1,740,400)	(2,001,900)
Exchange of USDC into cash	(1,500,000)	-
Payment of service fees and other expenses	(15,700)	(525,800)
Ending balance	$-	$198,200

6. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	September 30,	December 31,
	2024	2023
ETH	$-	$7,123,300
USDT	-	573,400
	$-	$7,696,700

As of September 30, 2024, the Company did not hold ETH. For the three months ended September 30, 2024, the Company did not recognize changes in fair value of ETH or investment income from sales of ETH. For the nine months ended September 30, 2024, the Company recognized an increase in fair value of ETH of $2,238,700 and an investment income of $24,600 from sales of ETH.

As of September 30, 2024 and December 31, 2023, the Company held nil and 573,400 USDT, respectively. The fair value of USDT were kept at $1.00 because one USDT is pegged to one U.S. dollar.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

6. DIGITAL ASSETS (CONTINUED)

Additional information about digital assets

The following table presents additional information about ETH for the nine months ended September 30, 2024 and 2023:

	For the Nine Months Ended September 30,
	2024	2023
Opening balance	$7,123,300	$369,200
Cumulative-effect adjustment of opening balance due to adoption of fair value measurement	-	30,600
Addition of ETH staking reward and other services	14,300	17,700
Purchases of ETH from exchange of USDT	2,000,400	1,904,700
Purchases of ETH from exchange of USDC	-	2,894,300
Exchange of ETH into USDT	(9,009,500)	-
Exchange of ETH into USDC	(2,391,700)	-
Return of ETH to a third party	-	(48,500)
Payment of ETH for other expenses	(100)	(1,300)
Investment income from sales of ETH	24,600	-
Changes in fair value of ETH	2,238,700	(189,000
	$-	$4,997,700

The following table presents additional information about USDT for the nine months ended September 30, 2024 and 2023:

	For the Nine Months Ended September 30,
	2024	2023
Opening balance	$573,400	$90,100
Purchases of USDT from exchange of digital assets	9,528,000	-
Purchases of USDT from exchange of USDC	1,740,400	-
Collection of USDT from subscription advance from investors	2,675,000	-
Exchange of USDT into ETH	(2,000,400)	-
Exchange of USDT into USD	(12,307,100)	-
Payment of service fees	(209,300)	(87,800)
	$-	$2,300

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

7. LONG-TERM INVESTMENTS

Long-term investments were comprised of the following:

	September 30, 2024	December 31, 2023
Investment in MarsLand Global Limited (“MarsLand”) (a)	$224,800	$224,800
Less: impairment against investment in Marsland	(224,800)	-
	-	224,800
Investment in Quleduo Technology Co., (“Quleduo”) (b)	1,500,000	1,000,000
Investment in DaoMax Technology Co., Ltd, (“DaoMax”) (c)	546,000	546,000
Less: impairment against investment in DaoMax	(546,000)	-
	$1,500,000	$1,770,800

(a) Investment in MarsLand

MarsLand is a privately held company. In May 2023, the Company, through Saving Digital Pte. Ltd. (“Saving Digital”), its wholly owned subsidiary, invested consideration of $300,000 in USDC, which represents 30% of equity interest in MarsLand. The Company used equity method to measure the investment in MarsLand. For the nine months ended September 30, 2024, Marsland reported an underperformance and a majority of the employees resigned from Marsland. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value. Accordingly, the Company provided full impairment against the investment in Marsland.

(b) Investment in Quleduo

Quleduo is a privately held company which is engaged in software design and development. In May and September 2023 and January 2024, the Company made a total cash consideration of $1,500,000 in three instalments to acquire 25% of equity interest in Quleduo. The Company had no significant influence over Quleduo because the Company did not assign any members in the board of Quleduo, nor did the Company engage in operating and financing activities of Quleduo. Quleduo is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in Quleduo using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Quleduo just commenced its operations in July 2023 and incurred minimal losses through September 30, 2024. For the three and nine months ended September 30, 2024, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considered both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2024 and December 31, 2023, the Company did not recognize impairment against the investment security.

(c) Investment in DaoMax

In June 2023, October 2023 and December 2023, the Company, through Saving Digital, invested an aggregated cash consideration of $546,000 in DaoMax in exchange for a total of 7.6% equity interest in the investee. DaoMax is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in DaoMax using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

DaoMax just commenced its operations in October 2023, and incurred minimal losses through September 30, 2024. For the three and nine months ended September 30, 2024, the Company did not record upward adjustments or downward adjustments on the investment. In September 2024, DaoMax was closed as DaoMax assessed that it could generate profits from operations. For the nine months ended September 30, 2024, the Company provided full impairment of $546,000 against investment in DaoMax.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

8. CONTENT ASSETS, NET

Content assets were comprised current content assets and noncurrent content assets. The useful lives of current content assets were below 12 months, while the useful lives of non-current content assets were ranged between 18 months and 36 months.

Current content assets was comprise of the following:

	September 30,	December 31,
	2024	2023
Produced contents		-
- in development and production	$724,300	-
- released	2,458,600	-
Copyrights	1,349,400	-
	4,532,300	-
Less: accumulated amortization	(2,069,000)	-
Total	$2,463,300	$-

Non current content assets was comprise of the following:

	September 30,	December 31,
	2024	2023
Software	$581,000	$-
Copyrights	304,100	-
	885,100	-
Less: accumulated amortization	(525,800)	-
Total	$359,300	$-

The following is a schedule, by fiscal years, of amortization amount of content asset as of September 30, 2024:

For the three months ending December 31, 2024	$175,600
For the year ending December 31, 2025	144,900
For the year ending December 31, 2026	38,800
Total	$359,300

For the three and nine months ended September 30, 2024, the Company recorded amortization expenses of $1,351,300 and $2,590,900, respectively, on intangible assets other than produced contents in development and production. In addition, for the three and nine months ended September 30, 2024, the Company provided impairment of $3,000 and $3,000, respectively, on production contents in development and production, as our customers defaulted in acceptance of the products.   The Company did not record amortization expenses for the three and nine months ended September 30, 2023. The following is a schedule, by fiscal years, of amortization amount of content asset as of September 30, 2024:

9. OPERATING LEASES

As of September 30, 2024 and December 31, 2023, the Company leases office spaces in the United States and Singapore under non-cancelable operating leases, with terms ranging within 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in the account of “general and administrative expenses” on the unaudited condensed consolidated statements of operations and comprehensive loss.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company applied practical expedient to account for short-term leases with a lease term within 12 months. The Company records operating lease expense in its unaudited condensed consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and record variable lease payments as incurred.

For the three months ended September 30, 2024 and 2023, the Company recorded rent expenses of $27,800 and $37,700, respectively. For the nine months ended September 30, 2024 and 2023, the Company recorded rent expenses of $84,400 and $69,600, respectively.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. EQUITY

Common Stock

As of December 31, 2023, the Company has been authorized to issue 40,000,000 shares of common stocks and had 31,724,631 shares issued and outstanding. On May 22, 2024, the board of the directors approved an increase of authorized capital stocks from 40,000,000 shares to 77,000,000 shares, consisting of (i) 75,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share.

On December 1, 2023, we entered into a Consulting Agreement with Honor Related LLC, a British Virgin Islands corporation (“Honor”), pursuant to which the Company has agreed to issue 30,000 restricted shares of the Company’s common stock, $0.001 par value per share, on December 31, 2023, March 31, 2024, June 30, 2024, and September 30, 2024. As of September 30, 2024, the Company has issued 120,000 restricted shares to Honor.

On January 12, 2024, the Company entered into a Unit Subscription Agreement (the “Agreement”) with certain investors, pursuant to which the investors agreed to purchase an aggregate of 2,490,000 units (the “Units”) for an aggregate purchase price of $3,735,000, or $1.50 per unit. Each Unit consists of one (1) share of common stock of the Company, $0.001 par value, and one (1) warrant (the “Warrant”), with each Warrant entitling the holder to purchase one share of common stock at an exercise price of $1.50 per share at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the Warrant will expire. The private placements closed on January 17, 2024. In connection with the private placement, the Company also entered into a Finder’s Agreement and issued to the Finder 124,000 shares of common stock, a fee equal to 5% of the payment received by the Company for all Units purchased by investors introduced by the Finder. The Company recorded the issuance of common stock at par value with the corresponding amount charged to additional paid-in capital.

On January 7, 2024, the Company closed acquisition of FunVerse at share consideration of 1,500,000 ordinary shares. The fair value was referred to the closing price of $1.51 per share prevailing on January 7, 2024. On August 15, 2024, the Company closed acquisition of remaining 40% equity interest in FunVerse at share consideration of 1,500,000 ordinary shares.

On May 9, 2024 the Company entered into various Subscription Agreements (the “Agreements”) with certain investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 1,681,817 shares of common stock, par value $0.001 (the “Shares”) for an aggregate purchase price of $3,700,000, or $2.20 per Share (the “Offering Purchase Price”) (the transactions contemplated under the Agreements, the “Offering”). In connection with the Offering, on May 9, 2024 (the “Effective Date”), the Company entered into a Finders Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (“Finder”). Under the Finders Agreement, the Finder was engaged on a non-exclusive basis to introduce potential subscribers that are non-U.S. Person (as defined in Regulation S) to the Offering. The Company has agreed to a fee, to be paid in common stock, equal to 5% of the shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 84,091 shares of its common stock to the Finder under the Finders Agreement.

On August 5, 2024, the Company closed a private placement with two accredited investors relating to the issuance and sale of (i) 340,909 shares of the Company’s common stock at a purchase price of $2.20 per share; (ii) pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant; (iii) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Pre-Funded Warrants were exercised immediately upon issuance and expire when exercised in full at an exercise price of $0.001 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. The aggregate gross proceeds to the Company from the private placement were approximately $1.5 million, before deducting placement agent commissions and estimated offering expenses.

On September 10, 2024, the two investors exercised the Pre-Funded Warrants and the Company issued 340,909 shares. The Series A and Series B common stock warrants are exercisable immediately.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. EQUITY (CONTINUED)

Common Stock (continued)

As of the date of the report, 678,860 restricted stock units have been granted to the Company’s management and staff under the Amended and Restated 2021 Equity Incentive Plan, of which 658,660 have vested and 20,200 remain unvested. For the three and nine months ended September 30, 2024, the Company recognized share-based compensation expenses of $153,900 and $1,217,300, respectively.

For the nine months ended September 30, 2024, the Company issued an aggregated 57,077 shares of common stocks to two service providers, and recognized services expenses of $120,000 in the account of general and administrative expenses.

On October 8, 2024, the Company, MPU DE, and MPU Merger Sub, Inc., effected the Redomicile Merger. As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding.

The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

As of September 30, 2024, the Company has been authorized to issue 100,000,000 shares of Class A Ordinary Shares and10,000,000 Class B Ordinary Shares. As of September 30, 2024, the Company had 40,416,234 shares of Class A Ordinary Shares and nil shares of Class B Ordinary Shares issued and outstanding.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. EQUITY (CONTINUED)

Warrants

In connection with the private placement closed on January 17, 2024, the Company issued 2,490,000 warrants to certain investors. Each warrant entitling the holder to purchase one share of common stock at an exercise price of $1.50 per share at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the warrants will expire. No fractional shares of warrants will be issued in connection with any exercise. The number of warrants and the price of warrant may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations, As the warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On January 17, 2024, the relative fair value of the warrants was $1,867,400, calculated using the Black-Scholes pricing model with the following assumptions:

As of January 17, 2024
Risk-free rate of return	4.02%
Estimated volatility rate	99.86%
Dividend yield	0%
Spot price of underling ordinary share	$2.8
Exercise price	$1.5
Relative fair value of warrant	$1,867,400

In connection with the private placement closed on August 5, 2024, the Company issued (i) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. No fractional shares of warrants will be issued in connection with any exercise. The number of both series of warrants and the price of warrants may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations. As both series of warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On August 5, 2024, the relative fair value of the Series A common stock warrants and Series B common stock warrants were $26,720 and $88,766, respectively, calculated using the Black-Scholes pricing model with the following assumptions:

	August 5, 2024
	Series A Warrants	Series B Warrants
Risk-free rate of return	$3.89%	$3.62%
Estimated volatility rate	136.12%	166.01%
Dividend yield	0%	0%
Spot price of underling ordinary share	$2.07	$2.07
Exercise price	$2.20	$2.20

In addition, the Company also issued pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant. The investors exercised the pre-funded warrants in September 2024 and the Company issued 340,909 shares of common stocks.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

11. INCOME TAXES

The Company recorded income tax expenses of $400 in the three months ended September 30, 2024, or 0.0% of pre-tax loss, compared to $13,100 income tax benefits, or 0.8% of pre-tax loss in the three months ended September 30, 2023. The Company recorded income tax benefits of $275,800 in the nine months ended September 30, 2024, or 3.1% of pre-tax loss, compared to $72,700 income tax benefits, or 1.6% of pre-tax loss in the nine months ended September 30, 2023. The difference in the effective federal income tax rate from the normal statutory rate in the first quarter of 2024 was primarily because we recognized tax benefits arising from the reduction of valuation allowance on its deferred tax assets from FunVerse.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carryback the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s current three-year cumulative loss through September 30, 2024, the current year operation forecast, the Company’s recent filing for protection under Chapter 11 of the bankruptcy code, the operation uncertainty of the Company’s new business. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

12. OPERATING SEGMENTS

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

Upon acquisition of FunVerse in January 2024, the Company commenced its short drama streaming platform business, and ceased its solo-staking activities in March 2024. During the three and nine months ended September 30, 2024, the Company classified solo-staking activities as non-operating activities. Accordingly, for the three and nine months ended September 30, 2024, the Company had one business segment, which is short drama streaming platform business. All revenues, cost of revenues and operating expenses were attributable to short drama streaming platform business for the three and nine months ended September 30, 2024.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

12. OPERATING SEGMENTS (CONTINUED)

The following tables present summary information of operations by geographical area for the three and nine months ended September 30, 2024.

	For the Three Months Ended September 30, 2024
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$2,840,500	$4,580,200	$1,177,400	$696,300	$9,294,400
Online advertising services	-	1,031,100	-	-	1,031,100
Content licensing	-	20,000	-	-	20,000
Total	$2,840,500	$5,631,300	$1,177,400	$696,300	$10,345,500

	For the Nine months ended September 30, 2024
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$10,691,000	$8,107,900	$3,133,800	$1,681,500	$23,614,200
Online advertising services	-	2,319,000	-	-	2,319,000
Content licensing	-	20,000	-	-	20,000
Total	$10,691,000	$10,446,900	$3,133,800	$1,681,500	$25,953,200

For the three and nine months ended September 30, 2023, the Company had two business segments, crypto-related business and the leasing of aircraft business which has ceased in the first quarter of 2024 and 2023, respectively.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES

In the ordinary course of the Company’s business, the Company may be subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company believes that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on the Company’s business, financial condition, liquidity or results of operations.

14. SUBSEQUENT EVENTS

As mentioned in Note 1, on October 8, 2024, Mega Matrix Inc. (“MPU Cayman” or the “Company”), MPU DE, and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” The CUSIP/ISIN number relating to the Class A Shares of MPU Cayman is G6005C 108/ KYG6005C1087. Prior to the Redomicile Merger, shares of MPU DE’s common stock were registered pursuant to Section 12(b) of the Exchange Act, and listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding as of the date hereof.